UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of October 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE
99.2	ALLOTMENT NOTICE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: October 17th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Completes US$10 Million Financing

Wellington, New Zealand – October 17, 2005 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Austral Pacific Energy Ltd announces that the placement of 4 million units at US$2.50 announced on September 27th, has now received all necessary regulatory approvals and has completed. These securities are subject to a hold period expiring Feb 14, 2006 in Canada and New Zealand and are subject to Rule 144 resale restrictions in the United States.

Cardiff-2A Production Test (Austral 25.1%, operator)

Testing of this well is continuing, with steady production of gas to flare and condensate (light oil) to tank. The gas has a 25% CO2 content, in line with expectation, and approximately 30 barrels of condensate are produced per million cubic feet of gas. The average flow of one million cubic feet per day is interpreted to be dominantly from the topmost test zone, near 4,050m (~13,300 feet). Clean-out of sands from tubing and casing in the lower part of the well was successful, but upon further testing a viscous, oily residue, mixed with some further ‘frac’ sand, again blocked the lower part of the well above the bottom test zone below 4,800m (~15,700 feet). Although there is evidence that gas from the bottom test zone is gradually breaking through this obstruction, it has been decided to re-enter the well with the coil tubing unit to clear out this obstruction and inject nitrogen to assist the bottom zone to ‘kick in’ to flow. Planning for this operation is now underway.

Oru-1 Well ( Austral 53.9%, operator)

The Oru-1 well is scheduled to spud on or around 28 October, upon release of the ODE 19 rig from its current well for another operator. The well will be drilled to a depth of approximately 1,600m (~ 5,000 feet) to test the oil bearing potential of Mt Messenger sandstones within a seismically defined structure situated above the eastern flank of the deeper Waihapa oil field. The nearby Wingrove-1 well also produced oil from shallower sandstones. Oru-1 is scheduled to take about two weeks to reach its target.

Cheal Oil Field (Austral 36.5%, operator)

Commissioning of the onsite electrical generation system is continuing, using the gas associated with oil production from Cheal-A4. Due to temporary limitations on the ability of the Waihapa Production Station to accept all oil produced, full commissioning and acceptance is now scheduled for end of October.

Douglas-1, Papua New Guinea ( Austral 35%, operator)

Site construction is proceeding well. Disruption to shipping of rig and ancillary equipment out of US due to hurricanes will result in delay in drilling of this well until end of year.

CONTACT: Investor Relations:
Tel: +1 561 837 8057 ext 2
Website: http://www.austral-pacific.com
Email: ir@austral-pacific.com

TSX Venture Exchange has neither approved nor disapproved the contents hereof. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

17 October 2005

Allotment of shares:

  Ordinary shares, CA 0525261008

  4 million shares issued

  Issue price US$2.50

  Cash

  N/a

  Shares issued equivalent to 17.65% of total ordinary shares now on issue

  Issued under private placement

  Subscription agreement terms dated September 27, 2005

  Shares are not transferable until 14 February 2006 and are subject to Section 144 (US) resale restrictions in and to the United States until 13 October 2006

  22,666,453 ordinary shares in total after issue

  N/a

  Date of Issue: 17 October 2005